Directors and Executive Officers of AutoNation

The following is a list of the directors and executive officers (collectively, the "Covered Persons") of AutoNation, Inc. ("AutoNation"), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Directors of AutoNation who are also executive officers of AutoNation are indicated by an asterisk.

Directors of AutoNation

Name	Principal Occupation or Employment	Business Address	Citizenship
Rick L. Burdick	AutoNation, Inc. – Chairman of the Board; CBIZ, Inc. – Chairman of the Board	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.
Michael Manley*	AutoNation, Inc. – Chief Executive Officer and Director	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.
Claire Bennett	Intercontinental Hotels Group – Former Global Chief Customer Officer	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.
David B. Edelson	Bain Capital – Managing Director	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.
Robert R. Grusky	Hope Capital Management, LLC – Managing Member; New Mountain Capital, LLC – Member of the Executive Leadership Council	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.
Norman K. Jenkins	Capstone Development – President and Chief Executive Officer	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.
Lisa Lutoff-Perlo	Royal Caribbean Group – Former Vice Chair, External Affairs; Celebrity Cruises – Former President and Chief Executive Officer	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.
G. Mike Mikan	NeueHealth, Inc. – Vice Chairman, President and Chief Executive Officer	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.
Jacqueline A. Travisano	Wake Forest University – Executive Vice President and Chief Financial Officer	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.

Executive Officers of AutoNation

Name	Principal Occupation or Employment	Business Address	Citizenship
Thomas A. Szlosek	Executive Vice President and Chief Financial Officer	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.
Gianluca Camplone	Chief Operating Officer, AutoNation Parts, and Executive Vice President, Business Development	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.
C. Coleman Edmunds	Executive Vice President, General Counsel and Corporate Secretary	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.
Lisa Esparza	Executive Vice President and Chief Human Resource Officer	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.
Jeff Parent	Chief Operating Officer	AutoNation, Inc. 200 SW 1st Ave Fort Lauderdale, FL 33301	U.S.